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Prospectus Supplement to Prospectus dated March 12, 2004

$1,507,574,000

SLM Private Credit Student Loan Trust 2004-B

Issuer

SLM Education Credit Funding LLC

Depositor

Sallie Mae, Inc.

Servicer and Administrator

Floating Rate Student Loan-Backed Notes

        On May 26, 2004, the trust will issue:

Class A Notes
	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes	Class A-4 Notes	Class B Notes	Class C Notes
Principal	$635,000,000	$378,000,000	$277,150,000	$100,000,000	$49,242,000	$68,182,000
Interest Rate	3-month LIBOR plus 0.05%	3-month LIBOR plus 0.20%	3-month LIBOR plus 0.33%	3-month LIBOR plus 0.43%	3-month LIBOR plus 0.47%	3-month LIBOR plus 0.87%
Maturity	June 15, 2018	June 15, 2021	March 15, 2024	September 15, 2033	September 15, 2033	September 15, 2033

The trust will make payments quarterly, beginning on September 15, 2004, primarily from collections on a pool of private credit student loans. Private credit student loans are education loans to students or parents of students that are not guaranteed or reinsured under the Federal Family Education Loan Program or any other federal student loan program.

Credit enhancement will include overcollateralization, cash on deposit in a reserve account and, for the class A notes, the subordination of the class B and class C notes and, for the class B notes, the subordination of the class C notes, as described in this prospectus supplement. The trust will also enter into a basis swap and several interest rate caps and will make a deposit into a cash capitalization account, which will be available for a limited period of time.

We are offering the notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-18 of this supplement and on page 20 of the prospectus.

The notes are asset-backed securities issued by a trust. The notes are obligations of the trust only. They are not obligations of SLM Corporation, SLM Education Credit Finance Corporation, the administrator, the depositor, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.250%	99.750%
Per Class A-2 Note	100.0%	0.300%	99.700%
Per Class A-3 Note	100.0%	0.400%	99.600%
Per Class A-4 Note	100.0%	0.450%	99.550%
Per Class B Note	100.0%	0.400%	99.600%
Per Class C Note	100.0%	0.650%	99.350%

We expect the proceeds to the depositor to be $1,502,653,749 before deducting expenses payable by the depositor estimated to be $1,102,118.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Book-Runners

Merrill Lynch & Co.	Morgan Stanley

Co-Managers

Barclays Capital
D eutsche Bank Securities
JPMorgan

May 18, 2004

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on May 25, 2004 and can be found at Link to http://www.sec.gov/Archives/edgar/data/1179550/000119312504095202/d424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing